Exhibit 99.1

NYSE, TSX: NTR	News Release

November 30, 2020

Nutrien Launching Industry’s Most Comprehensive Carbon Program to Drive Sustainability in Agriculture

New End-to-end Carbon Program Offers Growers Incentives to Use Climate-Smart Practices within

Nutrien’s Commercial Sustainability Offering

SASKATOON, Saskatchewan — Nutrien Ltd. (TSX and NYSE: NTR) today announced the launch of the agricultural industry’s most comprehensive carbon program, providing end-to-end support for growers to drive improved sustainability and boost profitability. As the world’s largest provider of crop inputs and services to growers, Nutrien is uniquely positioned to create the only program at scale. It is ready to partner directly with growers to plan, plant and track sustainable farming practices and improve carbon performance.

As part of the new program, Nutrien will provide sustainable products and solutions, year-round dedicated agronomic counsel and the industry’s leading digital platform to track and measure results. Additionally, Nutrien will enable growers to monetize their improved carbon performance at the farm level by facilitating the purchase and sale of carbon credits from its grower customers to value-chain partners.

Working with select growers, Nutrien will design programs that facilitate climate smart products and sustainable practices to reduce greenhouse gas (GHG) emissions, sequester carbon, and measure the resulting improvements in financial, productivity and environmental performance. Nutrien will pilot the new carbon program across North America in 2021 and it plans to further scale the program to South America and Australia in the years ahead.

For more information on the carbon program, visit Nutrien’s website at www.nutrien.com/carbon-program.

Executive Commentary

Chuck Magro, President and CEO, Nutrien, said, “Nutrien is working to solve some of the world’s biggest challenges: producing more food with less land, water and environmental impact. Our new carbon program will empower growers to produce, preserve and profit from sustainable practices. With our global reach, direct relationships with over 500,000 growers, the science-based expertise of our in-house agronomy team, and investments in industry-leading technology, Nutrien is uniquely positioned to create a carbon program with the scale and resources to bring meaningful and sustainable benefits to growers and the planet they are working hard to feed.”

“Over time, our vision is to expand the carbon program to include partnerships across the value chain and into other industries that have interest in the carbon economy. Addressing climate change is critically important and we believe the best way to move forward is to work together; we are open to the full range of partnership opportunities. Our aim is to create an ecosystem to help our grower customers benefit from sustainable practices and enable the purchase and sale of their carbon credits, while partnering with governments to help meet public environmental goals.”

“With this new program, we are helping to build an economy and market around sustainability that we believe is truly the next major transformation for the agriculture industry and addresses global issues that affect everyone,” added Magro.

Agricultural Industry Commentary

Jeff Topp, CEO of T-T Ranch near Carrington, North Dakota, said, “Sustainability can mean different things to different people, but to us it means leaving the land better than we found it. We are excited to partner with Nutrien to create a program that’s practical and can be implemented by other growers on a broad scale to deliver measurable benefit.”

Matt Coutts, Chief Investment Officer at Coutts Agro Ltd, a grain farm in Kindersley, Saskatchewan, said, “Coutts Agro is delighted to partner with Nutrien on their sustainability strategy and carbon objectives. We are focused on aligning sustainability, agronomy and profitability to move our company and industry forward. By directly addressing issues related to climate change, our industry has an opportunity to improve our carbon footprint and be rewarded accordingly, building off of performance demonstrated by leading edge companies who prioritize progressive ESG standards. We look forward to working with Nutrien to properly define agriculture’s role in the carbon economy with private market solutions.”

The Market Opportunity for Carbon

Demand for carbon credits in the voluntary market has more than doubled since 2017, according to Ecosystem Marketplace’s State of Voluntary Carbon Markets report. Looking ahead, The Taskforce on Scaling Voluntary Carbon Markets notes that the global market for carbon offsets is expected to increase by 40 - 100X by 2050 as the world increasingly focuses on climate action. Agriculture is expected to be a leading participant in this growing market.

“Carbon has the potential to become a substantial economy that will go a long way towards realizing net zero agriculture. Our program is an important first step towards this journey. Our direct relationship with our grower customers will help them to be early movers in this space and see financial value from farming sustainably,” added Magro.

Nutrien’s Multi-Year Commitment to ESG Initiatives

Nutrien’s new carbon program is part of a broader sustainability offering designed to benefit growers, governments, and a cross-section of industries while helping the planet and supporting sustainable solution for feeding a growing global population. It is expected to lead to longer-term environmental, social and governance (ESG) returns for Nutrien and its partners.

Additional information on Nutrien’s current ESG initiatives is available here.

Nutrien Investor Day Details

Nutrien will provide additional details regarding its planned carbon program at its Investor Day on November 30, 2020 from 1:00 pm EST to approximately 3:30 pm EST.

To obtain more information on the event, visit Nutrien’s website at www.nutrien.com.

The presentation materials and a webcast of the formal presentations will be available on Nutrien’s website live or in replay mode at Nutrien’s 2020 Virtual Investor Day.

Forward Looking Statement

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this news release, other than those relating to historical information or current conditions, are forward looking statements, including, but not limited to, statements as to Nutrien’s strategic plans and management’s expectations with respect to the carbon program and related carbon market opportunities (including the timing with respect to the implementation thereof), the development and provision of sustainable products and solutions, improved GHG, finance, productivity and environmental performance, and other items described in this news release. Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this news release including, but are not limited to, realization of technological improvements required to implement the carbon program, including Nutrien’s ability to develop and/or access such technology; development and growth of end market demand for sustainable products and solutions; development and execution of strategies to implement Nutrien’s carbon program; government regulation, incentives, and initiatives; regulatory approvals; performance of third parties; and other unforeseen difficulties and risks. For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2019 Annual Report filed under Nutrien’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

For Further Information:

Media Relations	Investor Relations
Megan Fielding Vice President, Brand & Culture Communications (403) 797-3015 Megan.fielding@nutrien.com	Richard Downey Vice President, Investor Relations (403) 225-7357 Investors@nutrien.com

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